UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-36128

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 7/1/24 AND ENDING 6/30/25
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RFS Partners

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1125 17th Street, Suite 2550
                              (No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steve Rogers	415-398-2727	srogers@sheltoncap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP
                              (Name – if individual, state last, first, and middle name)

485 Lexington Avenue, Fl 11	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

9/24/03	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Steve Rogers_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of RFS Partners_____, as of _____June 30_____, 2 025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CARRIE DELLA FLORA
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20234005147
MY COMMISSION EXPIRES FEBRUARY 8, 2027

Signature: _____

Title:
CEO_____

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

General Partner and Limited Partners of RFS Partners
Denver, Colorado

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RFS Partners (the "Company") as of June 30, 2025, the related statements of income, changes in partners' equity, and cash flows for the year ended June 30, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025, and the results of its operations and its cash flows for the year ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I – Computation of Net Capital Requirements Pursuant to Rule 15c3-1 and Statement Pursuant to Rule 15c3-3 ("Supplemental Information") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe LLP

Crowe LLP

We have served as RFS Partners' auditor since 2022.

New York, New York
September 29, 2025


RFS Partners
Statement of Financial Condition
June 30,2025

Assets


Cash and cash equivalents	$	153,280
Accounts receivable		27,125
Prepaid expense		1,012
Investment in partnership		2,227,788
Total assets	$	**2,409,205**


Liabilities and Partners' Equity


Liabilities

Accounts payable	$	78,021
Total liabilities		78,021

Partners' equity

Partners' equity		2,331,184
Total Liabilities And Partners' Equity	$	**2,409,205**


The accompanying notes are an integral part of these financial statements.


RFS Partners
Statement of Income
For The Fiscal Year ended June 30, 2025

Revenues

Income from investment in partnership	$	1,331,114
12B-1 fees		284,941
Distribution fees		85,500
Other income		6,284
Total revenues		1,707,839

Expenses

Marketing	126,000
Regulatory fees	80,196
Professional fees	114,418
Other operating expenses	14,073
Total expenses	334,687
Net income	$ 1,373,152

The accompanying notes are an integral part of these financial statements.


RFS Partners
Statement of Changes in Partners' Equity
For the Fiscal Year ended June 30, 2025


	General Partner	Limited Partners	Total
Balance at July 1, 2024	$ 1,533,940	$ 213,066	$ 1,747,006
Capital distributions	(692,751)	(96,223)	(788,974)
Net income	1,205,682	167,470	1,373,152
Balance at June 30, 2025	$ 2,046,872	$ 284,312	$ 2,331,184


The accompanying notes are an integral part of these financial statements.


RFS Partners
Statement of Cash Flows
For the Fiscal Year Ended June 30, 2025

Cash flow from operating activities:

Net income		$ 1,373,152
Adjustments to reconcile net income to net cash		
and cash equivalents provided by operating activities:		
Equity in earnings of investment in partnership	(1,331,114)	
Net change in:		
Accounts receivable	2,100	
Prepaid expense	1,679	
Accounts payable	3,942	
Total adjustments		(1,323,393)
Net cash and cash equivalents provided by operating activities		49,759
Net cash and cash equivalents provided by investing activities		
Distributions from investment in partnership	719,973	
Net cash and cash equivalents provided by investing activities		719,973
Net cash and cash equivalents used in financing activities		
Capital distributions	(788,974)	
Net cash and cash equivalents used in financing activities		(788,974)
Net decrease in cash and cash equivalents		(19,242)
Cash and cash equivalents at June 30, 2024		172,522
Cash and cash equivalents at June 30, 2025		$ 153,280
Cash paid during the period for:		
Income taxes	$ 10,863	

The accompanying notes are an integral part of these financial statements.

RFS PARTNERS

NOTES TO FINANCIAL STATEMENTS

June 30, 2025

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) ORGANIZATION

RFS Partners (the **"Company"**) is a California limited partnership and the general partner of CCM Partners which is the investment manager of the Shelton Funds and SCM Trust. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was established to distribute mutual funds, primarily the Shelton Funds and SCM Trust. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

(B) USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(C) INVESTMENT IN PARTNERSHIP

Investments in which the Company has 20-50% of interest are carried under the equity method of accounting. Under the equity method of accounting, an Investee company's accounts are not reflected within the Company's Statement of Financial Condition and Statement of Income; however, the Company's share of the earnings or losses of the Investee company is reflected in the caption Income from investment in partnership in the Statement of Income. The Company's carrying value in an equity method Investee company is reflected in the caption Investment in partnership in the Company's Statement of Financial Condition. When the Company's carrying value in an equity method Investee company is reduced to zero, no further losses are recorded in the Company's financial statements unless the Company guaranteed obligations of the Investee company or has committed additional funding. When the Investee company subsequently reports income, the Company will not record its share of such income until it equals the amount of its share of losses not previously recognized. Distributions received from the investment are paid to the extent of excess cash flow at the investee, prorated by each investor's profit allocation percentage. The income from investment in partnership in the current fiscal year is for the investee's income for the year ended December 31, 2024, which is the most recent available annual financial information.

(D) FAIR VALUE MEASUREMENT

The carrying amounts of cash and cash equivalents, receivables, and accounts payable approximate fair value because of the short maturity of these items.

(E) INCOME TAXES

The Company, a limited partnership, is taxed as a partnership under the Internal Revenue Code. In lieu of federal income taxes, the Company passes 100% of its taxable income and expenses to its partners. Therefore, no provision or liability for federal income taxes is included in the financial statements. However, the Company is subject to unincorporated business tax in jurisdictions in which the Company does business. For the year ended June 30, 2025, the Company reported $10,863 in such taxes and can be found in other operating expenses on the Statement of Income.

RFS PARTNERS

NOTES TO FINANCIAL STATEMENTS – (continued)

June 30, 2025

(F) CASH EQUIVALENTS

Cash Equivalents are any short-term investment securities that have a maturity of 90 days or less. Cash Equivalents include exempted securities for net capital computation purposes. All of the Company's cash and investments in money market are held at high credit quality financial institutions in the United States of America. Cash and cash equivalents may at times exceed federally insured limits. In the event of a financial insolvency, the recovery of these assets may be limited. The Company has not incurred any losses to date regarding these excess balances.

(G) ACCOUNTS RECEIVABLE

Accounts receivable includes amounts earned from distribution and 12b-1 fees. The Company estimates an allowance for credit losses using relevant available information from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. There is no allowance as management believes all amounts are fully collectible.

(H) SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which includes the distribution of mutual funds. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

RFS PARTNERS

NOTES TO FINANCIAL STATEMENTS – (continued)

June 30, 2025

(2) RELATED PARTY AND CONCENTRATION OF REVENUE RISK

One of the Company's officers serves on the Board of Trustees of the Shelton Funds and SCM Trust from which the Company receives 25% of its revenue on the Statement of Income. CCM Partners, the entity in which the Company has an equity-method investment, is also the investment advisor of the Shelton Funds and SCM Trust. The Company receives Rule 12b-1 revenue from Shelton Funds and SCM Trusts, and pays a portion of such revenue to CCM Partners in reimbursement of distribution related expenses incurred by CCM Partners in relation to the Funds of the Trusts. For the fiscal year 2025, the Company reimbursed $126,000 to CCM Partners and is reflected as marketing expense on the Statement of Income.

(3) INVESTMENT IN PARTNERSHIP

As the general partner of CCM Partners, an affiliated company, the Company has significant influence; however, does not have control because the limited partners have kickout rights and the Company's share of CCM Partners' capital. The share of capital at June 30, 2025 is 26%. Therefore, the Company accounts for its investment in CCM Partners using the equity method of accounting. With the equity method of accounting, the Company reports the net income earned by the other company based on its share of profits and losses of CCM Partners. Under the most recent amended partnership agreement, losses incurred by CCM Partners are allocated at 1% to the Company and profits are allocated based on the amount and types of contributions made to CCM Partners by the Company. For the year ended June 30, 2025, The Company reported 42% of CCM Partners' net income as income from investment in partnership in the Statement of Income. The equity method also makes periodic adjustments to the value of the asset on the balance sheet.

At June 30, 2025, the investment in the partnership consisted of the following:

Description

Balance as of June 30, 2024	$1,616,647
Equity in earnings of investment in partnership	1,331,114
Distributions from partnership	(719,973)
Balance as of June 30, 2025	$ 2,227,788

(4) REGULATORY REQUIREMENTS

The Company claims exemption from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (pursuant to the exemptive provisions of sub-paragraph (k)(1), in that all transactions would be limited to the purchase, sale and redemption of shares of a registered investment company; it does not hold funds or securities for customers; and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2025, the Company had net capital of $72,548, and minimum net capital requirements of $5,201. The percentage of aggregate indebtedness to net capital was 108%.

RFS PARTNERS

NOTES TO FINANCIAL STATEMENTS – (continued)

<u>June 30, 2025</u>

(5) REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company has entered into contractual arrangements with Shelton Funds and SCM Trust with respect to their series funds ("Mutual Funds") to distribute shares of the Mutual Funds to investors. RFS Partners receives distribution fees in an amount of $4,500 annually per Mutual Fund, paid monthly pursuant to distribution agreements between the Company and Shelton Funds and SCM Trust. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. The Company believes that its performance obligation is its ongoing provision of services as the principal underwriter of the Mutual Funds, and as such this is fulfilled concurrent with the ongoing daily provision of such services.

The Company also receives Rule 12b-1 fees paid by certain Mutual Funds of Shelton Funds pursuant to the Amended and Restated Distribution and Services Plan with Shelton Funds (the "Distribution and Services Plan"). Such payments are variable and dependent on the value of the shares at any time as well as the length of time an investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence. The Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. These variable amounts are recorded based on the average daily Mutual Fund net asset balances. 12b-1 fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods but have been constrained until the current period because the fees are affected by changes in average daily Mutual Fund balances. Under the Distribution and Services Plan, the Company may pay all or any portion of such Rule 12b-1 payments to securities dealers, plan administrators and other persons (including, but not limited to, any affiliate of the Company, including in respect of salaries, benefits and incentive compensation of employees and agents of such affiliates attributable to eligible services), and may retain all or any portion of such payments as compensation for the Company's services as principal underwriter.

(6) SUBSEQUENT EVENTS

During the months of July, August and September 2025, the Company had partner's equity withdrawals totaling $15,000.

RFS Partners
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1 and Statement Pursuant to Rule 15c3-3
As of June 30, 2025

Computation of net capital

Partners' equity	$ 2,331,184		
Total Partners' Equity		$	2,331,184
Less: Non-allowable assets			
Account receivable	(27,125)		
Prepaid expense	(1,012)		
Investment in partnership	(2,227,788)		
Total non-allowable assets			(2,255,925)
Less: Haircuts on securities			
Exempted securities			(2,711)
Net Capital			72,548
Computation of net capital requirements			
Minimum net capital requirement			
6 2/3 percent of net aggregate indebtedness	$	5,201	
Minimum dollar net capital required	$	5,000	
Net capital required (greater of above)			5,201
Excess net capital		$	67,347
Aggregate indebtedness		$	78,021
Ratio of aggregate indebtedness to net capital			1.08

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's amended unaudited Form X-17A-5 reported dated June 30, 2025.

Statement Pursuant to Rule 15c3-3, the Company has claimed exemption from certain requirements of Rule 15c3-3 pursuant to section (k)(1), in that all transactions would be limited to the purchase, sale and redemption of shares of a registered investment company; it does not hold funds or securities for customers; and it promptly transmits all funds and delivers all securities in conneciton with its activities as a broker dealer.

See independent auditor's report.

RFS Partners' Exemption Report

RFS Partners (the "Company"), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(1).

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the fiscal year ended June 30,2025 without exception.

_____ RFS Partners _____

I, Stephen Rogers, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

President

September 29, 2025



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying RFS Partners' Exemption Report,, in which (1) RFS Partners identified the following provisions of 17 C.F.R. § 15c3-3(k) under which RFS Partners claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and (2) RFS Partners stated that RFS Partners met the identified exemption provisions throughout the most recent fiscal year ended June 30, 2025 without exception. RFS Partners' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RFS Partner's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) (1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Crowe LLP

Crowe LLP

New York, New York
September 29, 2025